Exhibit 99.1

YY Group Announces Strategic Entry Into Vietnam’s Booming Labour Market Within the Dynamic Hospitality Industry

May 2, 2024 | Globe Newswire

SINGAPORE, May 2, 2024 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), a data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions, is pleased to announce its entry into Vietnam’s thriving hospitality industry, which is worth USD $5.16 billion in 2024. This underscores YY Group’s commitment to supplying skilled manpower to meet the growing demands of Vietnam’s dynamic hospitality sector.

Following its successful entry into the Malaysian market last year, YY Group is leveraging its sophisticated technology and scalable digital platform to penetrate the growing hospitality sector in Vietnam. With a robust presence in Singapore, YYGH currently supplies skilled manpower to major hotels such as Ritz-Carlton, Hilton, and Shangri-La Hotels and Resorts. Building on this success, YYGH aims to adopt the same innovative approach in Vietnam, tapping into the growing demand for high-quality hospitality staff in the region.

The YY Circle Super App (YY App) is a one-stop intelligent manpower outsourcing platform that simplifies and streamlines the staffing process for customers across diverse industries, including luxury hotels, food and beverage outlets, clubs, and retail outlets. YY App, as an online marketplace for manpower outsourcing has recorded approximately 400,000 downloads and 150,000 total active users as of June 30, 2024. The YY App has proven its effectiveness in connecting businesses with qualified talents.

Vietnam, known for its vibrant tourism industry and bustling hospitality sector, represents a significant growth opportunity for YYGH. Vietnam National Administration of Tourism predicted that by 2025, the number of international tourists would climb to 32 million and domestic tourists would reach 110 million. According to Mordor Intelligence, the market size of hospitality industry in Vietnam is projected to reach USD $9.91 billion by 2029, with a compound annual growth rate (CAGR) of 13.94% from USD $5.16 billion in 2024. With a sizable addressable market and a robust CAGR, Vietnam offers immense potential for YY Group to establish a strong presence and deliver innovative manpower solutions tailored to the needs of the hospitality industry.

“We are thrilled to bring YYGH’s innovative solutions to the vibrant hospitality market in Vietnam. With our proven track record and advanced technology, we are confident in our ability to drive positive change and deliver exceptional value and quality talents to our clients in Vietnam and beyond,” said Mike Fu, Founder and Chief Executive Officer of YY Group.

About YY Group Holding Limited

YY Group Holding Limited is a Singapore-based company dedicated to redefining digital interactions and creating impactful connections in the ever-evolving digital landscape. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages sophisticated technology to foster engagement, collaboration, and community building.

For more information on the Company, please log on to https://yygroupholding.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward- looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

For further information, please contact:

Singapore Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

jason.phua@yygroupholding.com

U.S. Investor Contact

Jack Perkins

KCSA Strategic Communications

YYGroup@kcsa.com